UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of February 2026
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On February 25, 2026, Fidelis Insurance Holdings Limited (the “Company”) issued a press release announcing results for the three and twelve months ended December 31, 2025, which is attached hereto as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K (this “Report”).

The Company is also making available a Company slide presentation, which is attached as Exhibit 99.2 to this Report.

On the same day, the Company issued a press release announcing it intends to change its name to Pelagos Insurance Capital Limited , which is attached hereto as Exhibit 99.3 to this Report.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated February 25, 2026
99.2	Presentation dated February 25, 2026
99.3	Press Release dated February 25, 2026

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: February 25, 2026	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer